EXHIBIT 99.1

Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation Terminate Loan Agreement

MONACO, April 14, 2016 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM) and Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) announced today that the loan agreement, dated March 9, 2016, pursuant to which Navios Acquisition provided a secured revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”) has been terminated today. No borrowings had been made under the Revolver.

The Boards of Navios Holdings and Navios Acquisition believe that the process for, and terms of, the Revolver were fair, and that litigation challenging it is without merit. However, the Board of Directors of Navios Holdings determined that Navios Holdings does not currently need access to the Revolver, and the Board of each company determined it was in such company’s best interests to avoid expensive and unnecessary litigation.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s liquidity. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com